Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: May 15, 2026

The following Joint Presentation is being filed in connection with the proposed merger of equals transaction between Akzo Nobel N.V. and Axalta Coating Systems Ltd.:

May 2026 Stakeholder Engagement Document for Remuneration This content only constitutes the key highlights of the contemplated remuneration policy for the NewCo Board and does not purport to be the full remuneration policy document itself.

Remuneration Policy “NewCo” 2027 A Peer Group Composition Executive Director Compensation Context NewCo’s remuneration policy Non-Executive Director Compensation

Context A unique transatlantic merger of equals requiring a tailored remuneration framework balancing European governance standards and US market expectations

Building a future leader in coatings A unique transatlantic merger of equals requiring a tailored remuneration framework All-stock merger of equals: requires upfront alignment of leadership, governance, Board composition, and remuneration for a group of Board Members coming from different remuneration frameworks, market practices and governance expectations. Listing in the United States: Ultimately, NewCo will be solely US listed at the New York Stock Exchange, requiring the remuneration framework to reflect both European governance expectations and US market practice. Immediate integration challenge: unlike a traditional remuneration review focused on hypothetical future talent, the framework must immediately accommodate and retain existing executives and Board members from two organizations with different compensation structures and incentive philosophies. Policy designed to support strategic ambition: remuneration framework intended to support the creation of a global leader in coatings, accelerate integration of the two companies, deliver synergies, and establish a stronger platform for sustainable long-term value creation. Incentive framework aligned with transaction priorities: remuneration structure designed to prioritize successful post-merger integration, delivery of synergies and cash generation in the initial years, while progressively shifting toward sustainable growth and long-term shareholder value creation. Leadership continuity and execution stability: framework intended to support continuity of leadership, operational stability and effective governance during a period of significant organizational transformation and integration.

NewCo's proposed Board Structure

Continuity, balanced legacy representation and external Board renewal



Ben Noteboom
Chair
Ester Baiget
Independent Director
Hans van Bylen
Independent Director
Maarten de Vries
CFO
AkzoNobel
Gregoire Poux-Guillaume
CEO and Chair
Jaska de Bakker
Independent Director
Wouter Kolk
Independent Director
Ute Wolf
Independent Director
Hans-Joachim Muller
Independent Director
Rakesh Sachdev
Chair
Jan Bertsch
Independent Director
William Cook
Independent Director
Tyrone Jordan
Independent Director
Axalta
Chris Villavarayan
CEO
Deborah Kissire
Independent Director
Samuel Smolik
Independent Director
Kevin Stein
Independent Director
Mary Zoppone
Independent Director
TBD
TBD
Vice Chair
Ben Noteboom
CEO
Gregoire Poux-Guillaume
Future Board Composition
Deputy CEO
Chris Villavarayan
Chair
Rakesh Sachdev
TBD
TBD
AkzoNobel
Axalta
Mutually nominated Independent Directors

- The future Board will initially be **largely composed** of directors currently serving on the Boards of **AkzoNobel and Axalta**, ensuring continuity of governance and institutional knowledge during the integration phase.
- Additional **mutually nominated independent directors** will be appointed outside of the legacy structures to support **balanced governance.**
- Following closing, the **Deputy CEO transition** arrangement will result in the future appointment of Axalta's **CFO** as Executive Director after the agreed transition period.
- **Board composition**:
  2 Executive Directors
  9 Non-Executive Directors

Note: AkzoNobel Supervisory Board and Management Board chart prior to AGM 2026

5

Simplified Governance Structure with Significant Cost Synergies Unified framework supports continuity, integration and meaningful governance efficiencies NewCo* CEO €14,378,315 €10,965,000 CFO €5,987,018 €3,381,000 Non-Executive Directors (total) €3,009,249 €2,585,000 €23,374,582 €16,931,000 NewCo will operate under a unified one-tier Board structure, combining Executive and Non-Executive Director functions within a single governance framework. The future Board structure largely builds on existing leadership and governance capabilities from both legacy organizations, while integrating newly appointed independent directors to support future governance evolution. The transition from two separate governance structures to a single NewCo Board framework is expected to generate approximately 28% governance cost synergies. +

Peer Group Composition Constructed to reflect NewCo’s competitive landscape, transatlantic profile and scale as a future global leader in coatings

Sector Relevant Global Peer Group (incl. market cap) Peer group at median of market cap reflecting size, sector and geographical balance US CHEMICALS US SPECIALTY CHEMICALS COMPETITORS Paints & Coatings Sherwin-Williams €71.0bn PPG Industries €19.4bn RPM International €11.9bn EUROPEAN CHEMICALS BASF €38.7bn Givaudan €33.0bn DSM-Firmenich €18.1bn LyondellBasell €12.5bn Syensqo €7.1bn Evonik €6.5bn Arkema €3.9bn DuPont €19.3bn Dow Inc. €14.5bn Eastman Chemical €6.1bn FMC Corporation €2.4bn Huntsman Corp. €1.6bn Peer group constructed around four guiding principles Market peers, sector relevance, geographic balance and comparable company scale to ensure a robust and credible benchmark framework for NewCo • Approximately 70% of the peer group derived from existing AkzoNobel and Axalta benchmark companies, ensuring continuity and consistency Market peers & sector relevance • Peer group anchored around leading paints and coatings companies, complemented by selected global chemical industry leaders reflecting the executive talent market relevant to NewCo • Sherwin-Williams, PPG and RPM are among key global competitors within paints and coatings Geographic balance • Benchmark designed to reflect NewCo’s transatlantic operating model, dual headquarters structure and US market positioning • Balanced representation between European and North American companies consistent with the merger-of-equals structure Comparable scale • NewCo positioned at or above peer group median across key size metrics, including market capitalization, revenue and headcount • Peer group designed to provide a credible and sufficiently stretching benchmark without creating artificial inflation Median €12.5 bn Newco € 15 bn* Note: Q4 2025 average market cap *Estimate before special dividend payment

NewCo positioned at or above peer group across key metrics

Reflecting NewCo's scale, transatlantic profile and a global leader in coatings

Company	Country of Listing	Country of Incorporation	Market Cap (EURm)	Revenue (EURm)	Head-count
The Sherwin-Williams Company	United States	United States	70,992	20,892	64,249
BASF SE	Germany	Germany	38,731	65,260	109,717
Givaudan SA*	Switzerland	Switzerland	32,950	7,976	17,580
DuPont	United States	United States	19,481	11,452	24,000
PPG Industries, Inc.	United States	United States	19,408	14,069	43,500
DSM-Firmenich AG	Netherlands	Switzerland	18,075	9,034	26,873
NewCo	**United States**	**Netherlands**	**15,000****	**15,589**	**46,551**
Dow Inc.	United States	United States	14,025	35,421	34,600
LyondellBasell Industries	United States	Netherlands	12,535	26,722	18,970
RPM International Inc.	United States	United States	11,939	6,820	17,778
Syensqo SA/NV	Belgium	Belgium	7,052	6,846	12,686
Evonik Industries AG	Germany	Germany	6,477	14,069	31,053
Arkema S.A.	France	France	3,897	9,544	21,082
Eastman Chemical Company	United States	United States	6,053	7,756	13,000
FMC Corporation	United States	United States	2,409	4,246	5,700
Huntsman Corporation	United States	United States	1,590	6,036	6,300
Median			**12,535**	**9,544**	**21,082**

115%

Above median on market cap

NewCo's estimated market cap of €15bn sits above the peer median of €12.5bn — confirming the peer group is a representative, not inflated, benchmark.

.

149%

Top-quartile revenue scale

Revenue of €15.6bn is 149% of the peer median (€9.5bn). Only Dow, BASF, and LyondellBasell exceed NewCo on revenue — all significantly larger conglomerates.

207%

3rd largest employer in the group

46,551 employees —over twice the peer median. This scale reinforces the appropriateness of the large cap comparators in the group.

~70%

Continuity with legacy benchmarks

Approx. 70% of the peer group is drawn from the existing Axalta and AkzoNobel benchmarks.

*1 Source: S&P CapIQ · 2 Based on 3-month average market cap to 31 December 2025; 1 USD = 0.89 EUR · * Givaudan listed but relevant comp data limited **Estimated market cap post close*

9

Balanced Executive Leadership Structure for NewCo CEO and CFO from both legacy organizations supported by a harmonized compensation framework CEO Greg Poux-Guillaume Current CEO and Chairman of the Board of Management of AkzoNobel CFO Carl D. Anderson II Current CFO of Axalta

Base compensation CEO base salary maintained, CFO positioned at peer group median Median NewCo * Chief Executive Officer €1,290,000 €1,014,600 €1,241,000 €1,290,000 No Change Chief Financial Officer €830,000 €655,930 €733,000 €735,000 At median No change for CEO in base pay compensation Median base pay compensation for CFO

Variable pay Simplified structure with share matching integrated into STI and LTI at or below median positioning Median NewCo (at target) Chief Executive Officer 125%* 130% 140% 150% Premium to Median Chief Financial Officer 100%* 90% 100% 100% At median Median NewCo (at target) Chief Executive Officer 200% 614% 663% 600% Below median Chief Financial Officer 100% 237% 250% 260% Premium to Median Short-term Incentive Long-term Incentive STI slightly above median for the Chief Executive Officer AkzoNobel’s current share matching plan (25%) will be discontinued STI at median for the Chief Financial Officer CEO long-term incentive paid below median LTI at median for the Chief Financial Officer * CEO: 100% at target STI + 25% share matching; CFO 80% at target STI + 20% share matching

Short-term Incentive metrics Focus on synergy realization first, with organic growth as a longer-term objective NewCo Structure 70% financial / 30% non-financial 100% financial + discretionary multiplier 80% financial metrics 20% non-financial metrics Metrics Adj. Operating Income (40%) Free Cash Flow (30%) Non-financial metrics (30%) Adjusted EBITDA (50%) Adj. EBITDA Margin (25%) Free Cash Flow (25%) Adjusted EBITDA Free Cash Flow Synergies Organic Revenue Growth Maximum payout (as % of target) 150% 200% 200% The types of Financial metrics considered are expected to include measures related to revenue and sales, profit margins, and cash flow management. Non-financial metrics, may include, but are not limited to, targets related to operations, industrial performance, productivity, portfolio management, and product development, each of which serves as a key enabler for achieving our strategic priorities. Performance metrics and their weighting will be disclosed ex-ante. Actual performance and targets will be disclosed ex-post. Starting with a focus on Adjusted EBITDA, Free Cash Flow generation and execution of synergies, followed over time by an increased emphasis on revenue growth. Clawback remains applicable.

Long-term Incentive metrics

Predefined and limited set of performance indicators

	AkzoNobel	Axalta	NewCo
Structure	PSU (100%)	RSU (40%) + PSU (60%)	PSU (70%) + RSU (30%)
Financial, Operational & ESG metrics (PSU)	Adj.EBITDA (40%) ROI (40%) ESG (20%)	Relative TSR (50%) Adjusted EPS (50%)	TSR Adjusted EPS/ROI/ ESG
Maximum payout (as % of target award)	150%	200%	100% on RSUs 200%* on PSUs
Share Ownership Requirements	CEO: 300% CFO: 150%	CEO: 500% CFO: 200%	CEO: 600% CFO: 260%

*The TSR multiplier ranges from **0.8x** for performance below median to **1.2x** for performance above the top quartile. Accordingly, where maximum payout is achieved on all underlying LTI performance measures, the application of the maximum TSR multiplier remains capped at 200%*

- **LTI structure primarily focused on Performance Share Units (PSUs)** to reinforce long-term pay-for-performance alignment.
- **Relative TSR applied as a multiplier of overall LTI outcomes**, directly linking realized compensation to shareholder returns.
- **Board selects 2-4 performance metrics annually.** Metrics focus on profit/income, operating efficiency and shareholder value creation.
- **Year one focus on integration and synergy realization creation**, with proposed weighting on adjusted EPS, ROI, and selected ESG indicators. TSR as multiplier.
- Performance **metrics** and their **weighting** will be **disclosed ex-ante**. Actual performance and targets will be disclosed ex-post.
- The same metrics will be applied to the eligible senior executives in NewCo.

14

Executive Directors – Severance Aligned with peer group median Median NewCo CEO NewCo CFO Termination without Cause – Severance 1x base salary (Dutch governance standard) + Pro-rated bonus 2x base salary (incl. bonus at greater of 2x target or 2x the average 2-year bonus) 1 – 2x base salary 2x base salary (incl. bonus) 1x base salary (incl. bonus) Termination without Cause – LTI Pro-rated vesting Forfeited – except for retirement, death, or disability Pro-rated vesting Pro-rated vesting Pro-rated vesting Change of Control – Severance 1x base salary + Pro-rated bonus 3x base salary CEO 2x base salary CFO (incl. target bonus) 2 – 3x base salary Max 3x base salary (incl. target bonus) Max 2x base salary (incl. target bonus) Change of Control – LTI Accelerated Double trigger vesting Accelerated or double-trigger vesting Double trigger vesting Double trigger vesting

Chair of the Board Vice Chair of the Board Rakesh Sachdev Current Board Chair of Axalta Ben Noteboom Current Chairman of the Supervisory Board of AkzoNobel Non-Executive Director Compensation Chair and Vice Chair appointments reflecting balanced legacy representation 3 Current Axalta Board Members 3 Current AkzoNobel Board Members 3 Mutually Nominated Independent Directors

Non-Executive Directors Remuneration Framework Median-oriented framework with strong shareholder alignment Median NewCo Chairman of the Board €184,000 €356,000 €538,000 €500,000* Vice Chairman €127,000 --- --- €300,000 Board Member €105,000 €244,750 €253,000 €255,000 * All-in fee Board remuneration positioned broadly at peer group median, combining cash compensation (45%) and equity-based remuneration (55%) to strengthen long-term shareholder alignment Prudent approach for former Axalta Board members, with compensation increasing by only approximately 9% despite the expanded scope, double market cap and complexity of responsibilities within NewCo. Vice Chair remuneration incorporates a market-based premium of approximately 15%, consistent with the enhanced governance responsibilities of the position. Aligned with current market practice and comparable to the premium currently applied under AkzoNobel’s existing remuneration framework. Base Fees Median NewCo Audit Chair €27,000 €17,000 €30,000 €27,000 Remuneration Chair €22,000 €15,000 €22,000 €22,000 Other Chair €22,000 €12,500 €18,000 €18,000 Committee Fees Travel allowance for continental (€2,500) and intercontinental travel (€10,000) *

AkzoNobel Investor Contact Jan Willem Enhus JanWillem.Enhus@AkzoNobel.com Axalta Investor Contact Colleen Lubic Colleen.Lubic@Axalta.com

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

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Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2026 annual meeting of stockholders, filed with the SEC on April 21, 2026, its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, subsequent statements of beneficial ownership on file with the SEC, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.